

Mail Stop 7010

November 30, 2007

By U.S. Mail and Facsimile

Mr. Daniel M. Behrendt
Chief Financial Officer
Taser International, Inc.
17800 N. 85th Street
Scottsdale, AZ 85255

> **Re: Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Definitive Proxy Statement on Schedule 14A Filed April 19, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2007**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2007**
> **File No. 001-16391**

Dear Mr. Behrendt:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis, page 19

Executive Overview, page 20

1.   In future filings, provide a basis for assertions such that you are a global leader in the development and manufacture of advanced electronic control devices designed for use in law enforcement, corrections, private security and personal defense.

Liquidity and Capital Resources, page 42

2.   In future filings, please disclose the specific material financial covenants for your line of credit.

Critical Accounting Estimates – Stock-based Compensation, page 28

3.   We note your reference to a third party which whom you contracted to validate your assumptions for the 2006 option grants. Since your Form 10-K is incorporated by reference into your Form S-8 (File No. 333-89434) you must either revise your Form 10-K to delete this reference to an expert or you must identify the firm and include their consent in your Form S-8 in accordance with Section 436(b) of Regulation C.

Note 2 – Summary of Significant Accounting Policies, page 34

J. Warranty Costs, page 36

4.   In future filings, please provide your product warranty rollforward for each period for which an income statement is presented. Please see paragraph 14b of FASB Interpretation No. 45.

Exhibit 31 – Section 302 Certifications

5.   We note that in the content of your section 302 certifications, the introduction which identifies the certifying individual, includes that individual's title, which is not required, as the certifying officers are signing the certificate in a personal capacity. In your future annual and quarterly filings, please provide your certifications using the exact language as provided in Item 601(b)(31)(i) of Regulation S-K.

Form 10-Q for the Fiscal Period Ended September 30, 2007

Note 2 – Summary of Significant Accounting Policies, page 6

B. Segment Information, page 6

6.   We note that your sales to customers outside the United States continue to
        increase. In future filings, please provide disclosure indicating, if true, that no
        individual country represented a material amount of the total. Additionally,
        please disclose in future filings, your basis for attributing revenue to individual
        countries. See paragraph 38c of SFAS 131 for guidance.

Note 8 – Stockholders' Equity, page 12

7.   In future interim filings, please disclose the weighted-average grant date fair
        value of options that were granted during the period as required by paragraph
        A240(c)(1) of SFAS 123(R).

Definitive Proxy Statement on Schedule 14A Filed April 19, 2007

Certain Relationships and Related Transactions, page 9

8.   In future filings, please disclose whether your related person policies are in
        writing and, if not in writing, how such policies are evidenced. Please refer to
        Item 404(b)(iv) of Regulation S-K.

Compensation Discussion and Analysis, page 12

9.   In future filings, please provide quantitative disclosure of the terms of the
        necessary targets or performance objectives to be achieved in order for your
        executive officers to earn their incentive compensation. Please disclose the
        targets or provide a detailed supplemental analysis supporting your conclusion
        that disclosure of targets is not required because it would result in competitive
        harm such that you may exclude it under Instruction 4 to Item 402(b) of
        Regulation S-K. Please note that to the extent disclosure of the quantitative or
        qualitative performance-related factors would cause competitive harm, you are
        required to discuss how difficult it will be for you to achieve the target levels or
        other factors. Here, please include appropriate disclosure that addresses the
        relationship between historical and future achievement and discussion of the
        extent to which the Committee set the incentive parameters based upon a
        probability that the performance objectives would be achieved. See Instruction 4
        to Item 402(b) of Regulation S-K.

10.   In future filings, the compensation discussion and analysis should be sufficiently
        precise to identify material differences in compensation policies with respect to

individual named executive officers. Refer you to Section II.B.1. of Commission Release No. 33-8732A. Throughout the compensation discussion and analysis, and as to each compensation element, please disclose how you arrived at and why you paid each particular level and form of compensation. Analyze in quantitative or qualitative terms the specific bases upon which the committee reached its compensation conclusions.

11.   In future filings, to the extent the committee relied upon the analysis of tally sheets, as disclosure at the top of page 12 indicates, disclose the committee's analysis of this information and how the evaluation of this information resulted in specific awards for the fiscal year for which compensation is being reported.

Benchmarking, page 14

12.   In future filings, with respect to the disclosure relating to competitive benchmarking, please specify where actual payments fall within targeted parameters.

Employment Agreements and Other Matters, page 16

13.   We note the multiples of salary that are paid upon termination or change in control.   However, In future filings, please describe and explain how the appropriate payment and benefit amounts are determined under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. In this regard, you should discuss why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments.

14.   In future filings, please disclose the extent to which any change of control severance payments are wholly or partially conditioned on non-compete, non-solicitation and other negative covenants. Refer to Item 402(j)(4) of Regulation S-K. **.**

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Slivka, Staff Attorney, at (202) 551-3729 or, in his absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3742 if you have any questions regarding comments on legal matters. If you have any questions regarding comments on financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief